October 16, 2018	CSE: CXXI

C21 ANNOUNCES STOCK OPTION GRANT

(Vancouver, B.C.) C21 Investments Inc. (CSE: CXXI) (the “Company” or “C21”) announces the grant, pursuant to its 10% Rolling Stock Option Plan, of options to a certain eligible consultant to purchase a total of 75,000 common shares, exercisable in whole or in part at $1.33 per share on or before October 15, 2020.

ON BEHALF OF THE BOARD

SIGNED: “Michael Kidd”

Michael Kidd, CFO, Secretary, DIrector
For more information contact:
Michael Kidd Tel: (604) 336-8613
www.cxxi.ca

The CSE has not accepted responsibility for the adequacy or accuracy of this release.